

07005856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43429



PROCESSING
SECTION
MAR 2007
202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REICH & TANG DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 FIFTH AVENUE
(No. and Street)

NEW YORK	NEW YORK	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

RICHARD DeSANCTIS **(212) 830-5200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **RICHARD DeSANCTIS** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **REICH & TANG DISTRIBUTORS, INC.**, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DINA D. DIBENEDETTO
Notary Public, State of New York
Registration #01DI6038433
Qualified in Queens County
My Commission Expires March 13, 2010

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reich & Tang Distributors, Inc.

Statement of Financial Condition
December 31, 2006

Reich & Tang Distributors, Inc.
Index
December 31, 2006

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Reich & Tang Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Reich & Tang Distributors, Inc. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 4 to the financial statement, the Company has extensive transactions with Reich & Tang Asset Management, LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 27, 2007

Reich & Tang Distributors, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 9,689,231
Receivables	
Distribution fees	2,601,940
Reimbursement for distribution assistance (Note 4)	246,047
Other assets	30,504
Total assets	$ 12,567,722
Liabilities and Stockholder's Equity	
Distribution assistance payable (Note 4)	$ 7,506,819
Accrued expenses payable	33,333
Total liabilities	7,540,152
Stockholder's equity	
Common stock, $.01 par value, authorized 1,000 shares, issued 100 shares	1
Additional paid-in capital	3,675,063
Retained earnings	1,352,506
Total stockholder's equity	5,027,570
Total liabilities and stockholder's equity	$ 12,567,722

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Reich & Tang Distributors, Inc. ("RTD" or the "Company") is wholly-owned by Reich & Tang Asset Management, LLC ("RTAM"). Prior to September 8, 2006, the Company was wholly-owned by IXIS Asset Management Holdings, LLC. RTAM is wholly-owned by IXIS Asset Management US Group, L.P., a subsidiary which is wholly-owned by IXIS Asset Management US Corp ("IAM US Corp"). IAM US Corp is wholly-owned by IXIS Asset Management Participations 1, a French intermediate holding company which is owned by IXIS Asset Management Group ("IAM Group").

Effective November 17, 2006, Caisse Nationale des Caisses d'Epargne ("CNCE"), the principal shareholder of IAM Group, completed a transaction with Banque Fédérale des Banques Populaires ("BFBP"), which combined their asset management, investment banking, and financial services businesses to create Natixis, one of the largest financial services organizations in France. As a result of the transaction, each of CNCE and BFBP owns 34.5% of Natixis. The remaining 31% ownership is publicly owned, with shares listed on the Euronext exchange in Paris.

The Company is a regulated broker-dealer. Effective July 28, 2006, RTD discontinued its brokerage operations and is now focused on providing distribution services to investment funds sponsored by RTAM. As such, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. RTAM manages mutual funds that are sold through participating organizations and also provides discretionary management of equity and fixed income portfolios for institutions and individuals.

The Company prepares its financial statement in accordance with the accrual basis of accounting. A summary of the Company's significant accounting policies follows:

Cash Equivalents

Cash equivalents include investments in money market mutual funds managed by RTAM.

Revenue Recognition

Commissions and related clearing expenses paid to the clearing and execution broker are recorded on a settlement date basis, which does not differ materially from a trade date basis. Distribution fees are recognized as services are rendered. Distribution fees are computed as a percentage of mutual fund assets under management.

Capitalization and Depreciation

Property and equipment are stated at cost and are depreciated over periods ranging from 3 to 5 years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lesser of the economic value or the life of the lease. The cost of repairs and maintenance is expensed as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by IAM US Corp. The Company has an agreement with IAM US Corp, whereby RTD will not pay any income tax provision to IAM US Corp and will not receive any income tax benefit from IAM US Corp. Accordingly, any tax provision/benefit is deemed a contribution/distribution and is recorded as additional paid-in capital in the stockholder's equity account to adjust for this agreement between RTD and IAM US Corp.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Customer Transactions

Prior to July 28, 2006, customer securities transactions were cleared through Neuberger Berman, LLC ("Neuberger") on a fully disclosed basis. Neuberger reflected all customer securities transactions on its books and recorded them in accounts that it carried in the names of such customers. Accordingly, the Company did not hold funds or securities for, or owe funds or securities to, its customers. The Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

3. Property, Equipment and Leasehold Improvements

The Company did not carry any amounts for Property, Equipment and Leasehold Improvements on its books at December 31, 2006. During August 2006, the Company transferred all of its property, equipment and leasehold improvements to RTAM in exchange for $21,966, which was the Company's net book value in such assets on the date of transfer.

4. Transactions with Related Parties

The Company has an expense sharing agreement with RTAM, whereby RTAM has agreed to bear: (1) all distribution expenses of the Company paid to participating organizations in excess of the distribution fees and reimbursements received by the Company from the sponsored mutual funds described in Note 1; and (2) all indirect expenses allocated to the Company. At December 31, 2006, the Company has a related amount due from RTAM that is reflected as "Reimbursement for distribution assistance" in the accompanying statement of financial condition. In addition, RTAM acts as paying agent for the Company with respect to direct operating expenses.

5. Net Capital

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker/dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the rule. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2006, the Company had net capital of $1,915,615 which was $1,412,938 in excess of its required net capital of $502,677. The Company's ratio of aggregate indebtedness to net capital was 3.94 to 1.

6. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against RTD that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.


END